SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
Fidelity Rutland Square Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):
82 Devonshire Street
Boston, Massachusetts 02109

Telephone Number (including area code):
617-563-7000

Name and address of agent for service of process:
Eric D. Roiter
82 Devonshire Street
Boston, Massachusetts 02109

Copy to:
Joseph R. Fleming, Esquire
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, Massachusetts 02116-5021

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

SIGNATURES

          Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston in the Commonwealth of Massachusetts on the 15th day of December, 2006.

Fidelity Rutland Square Trust II

By:	/s/ Mark Osterheld

Mark Osterheld
Title:	President and Treasurer

Attest:

By:	/s/ Stuart E. Fross

Stuart E. Fross
Title:	Secretary